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09059997

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30682

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FIRST CAPITAL EQUITIES, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

80 CUTTER MILL RD
(No. and Street)

GREAT NECK (City) NY (State) 10021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVID H. SCHWARTZ 516-487-8220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LAWRENCE J. KAPLAN, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

10 E. MAIN ST, STE 189 (Address) EAST ISLIP (City) NY (State) 11730 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

8-3-25

SEC
Mail Processing
Section
MAR - 2, 2009
Washington, DC
100

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID H. SCHWARTZ, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIRST CAPITAL EQUITIES, LTD., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LAWRENCE J. KAPLAN, CPA, P.C.

First Capital Equities, Ltd.

I have audited the accompanying statement of financial condition of First Capital Equities, Ltd. As of December 31, 2008, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and cash flows for the year then ended, in accordance with U.S. generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lawrence Kaplan CPA, P.C.

East Islip, New York
January 15, 2009

10 EAST MAIN STREET . SUITE 189 . EAST ISLIP . NY . 11730
TELEPHONE (631) 859-3759 . FAX (631) 859-1246

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

Current Assets

Cash	$ 10,726
Commissions receivable	4,531
12B-1 fees receivable	17,030
Interest receivable	900
Investment in money market accounts	277,220
Other receivable	2,025
TOTAL ASSETS	$ 312,432

LIABILITIES AND SHAREHOLDER'S EQUITY

Current Liabilities

Accounts payable and accrued expenses	$ 2,020

Shareholder's Equity

Common stock, no par value,		
Authorized - 200 shares		
Issued and outstanding - 100 shares	$ 8,000	
Additional paid-in capital	2,000	
Retained earnings	300,412	
Total Shareholder's Equity		310,412
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY		$ 312,432

See notes to financial statements

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2008

Revenues	$ 143,882
Operating Expenses (Note 2)	37,507
Operating Income	106,375
Interest Income	8,132
NET INCOME	$ 114,507

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings
Balance - December 31, 2007	100	$ 8,000	$ 2,000	$ 399,850
Less timing difference from 2007 audit				(13,945)
Dividend distribution				(200,000)
				185,905
Net income				114,507
Retained Earnings - December 31, 2008				$ 300,412

See notes to financial statements

FIRST CAPITAL EQUITIES, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDING DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income		$ 114,507
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Increase in 12B-1 fees receivable	$(1,873)	
Decrease in commissions receivable	920	
Decrease in interest receivable	100	
		(853)
NET CASH PROVIDED BY OPERATING ACTIVITIES		113,654
Decrease in other receivables		1,000
Timing difference from 2007 Audit		(13,945)
Dividend distribution		(200,000)
DECREASE IN CASH		(99,291)
Cash - December 31, 2007		387,237
CASH BALANCE - DECEMBER 31, 2008		$ 287,946

See notes to financial statements

FIRST CAPITAL EQUITIES, LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

The Corporation has elected, under the applicable provisions of the Internal Revenue Code and the New York State Corporation Tax Act, to be treated as a Small Business Corporation. Accordingly, no provision for taxes based on income has been made in these financial statements.

Revenues are derived primarily from commissions and fees earned upon sale of Mutual Fund investments..

NOTE 2 - COMMITMENTS AND RELATED PARTY TRANSACTION

The Corporation occupies space in an office leased by a related party. Occupancy and other charges, including administrative expenses, totaled $ 31,172, and are included in operating expenses.

NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to the basic uniform net capital provisions of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital, as defined. Further, the provisions require that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 8 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2008,the Company had net capital and minimum net capital requirements of $ 285,813 and $ 5,000 respectively.

SUPPLEMENTARY SCHEDULES

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE I
INFORMATION RELATING TO THE POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2008

The company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See the accompanying independent auditors' report and notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE II
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2008

Computation of Net Capital

Total shareholder's equity		$ 310,412
Non-allowable assets:		
12B-1 Fees receivable	$ 17,030	
Other	2,025	
		(19,055)
Net Capital Before Haircut on securities position		291,357
Haircut on securities (pursuant to 15c3-1(f))		(5,544)
NET CAPITAL		$ 285,813

Computation of Basic Net Capital Requirement

Minimum net capital required	$ 134
Minimum net capital requirements of reporting broker-dealer	$ 5,000
Net capital requirement	$ 5,000
EXCESS NET CAPITAL	$ 280,813
EXCESS NET CAPITAL AT 1000%	$ 285,611

Computation of Aggregate Indebtedness

Total A.I. liabilities	$ 2,020
Ratio of aggregate indebtedness to net capital	.0001

See the accompanying independent auditors' report and notes to financial statements.

FIRST CAPITAL EQUITIES, LTD.
SCHEDULE III
RECONCILIATION PURSUANT TO RULE 17a-5(d)(a)
DECEMBER 31, 2008

Reconciliation of the computation of net capital pursuant to Rule 15c3-1 with the corresponding computation contained in the unaudited part IIa filing of Form X-17A-5 as of December 31, 2008

Net capital per computation contained herein	$	285,813
Net capital per computation contained in Part IIa of Form X-17A-5		285,813
DECREASE IN NET CAPITAL	$	- 0 -

See the accompanying independent auditors' report and notes to financial statements.